                                                             EXHIBIT 99.(n)(iii)


                            AMERICAN AADVANTAGE FUNDS

                              AMENDED AND RESTATED
                           PLAN PURSUANT TO RULE 18f-3

         The American AAdvantage Funds (the "Funds") hereby adopt this Amended and Restated Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), to address the differing requirements and preferences of potential investors.

A.       CLASSES OFFERED.  The Funds offer the following classes of shares:

                  1. INSTITUTIONAL CLASS. Institutional Class shares are offered primarily to large institutional investors. The Institutional Class generally requires an initial investment of at least $2 million (although this minimum investment requirement may be waived) and are sold without the imposition of any sales charges. Institutional Class shareholders incur no fees pursuant to a plan of distribution pursuant Rule 12b-1 under the 1940 Act ("12b-1 fees").

                  2. PLANAHEAD CLASS. PlanAhead Class shares are offered to all investors, including smaller institutional investors, investors using intermediary organizations such as discount brokers or plan sponsors, individual retirement accounts and self-employed individual retirement accounts. PlanAhead Class shares require an initial investment of $2,500 and are sold without the imposition of any sales charges. PlanAhead Class shareholders incur no 12b-1 fees but do incur a fee of 0.25% of average daily net assets for the servicing of shareholder accounts ("PlanAhead Class Service Fee").

                  3. AMR CLASS. AMR Class shares are offered to tax-exempt retirement and benefit plans of AMR Corporation and its affiliates. AMR Class shares require no minimum initial investment and are sold without the imposition of any sales charges. AMR Class shareholders incur no 12b-1 fees.

                  4. PLATINUM CLASS. Platinum Class shares are offered to certain broker-dealers on behalf of their clients. Platinum Class shares require an initial investment of $1,000 by an individual client and are sold without the imposition of any sales charges. Shares of the Platinum Class, however, do incur charges of up to 0.25% of average daily Platinum Class net assets under a Rule 12b-1 plan. These 12b-1 fees are paid to AMR Investment Services, Inc. ("AMR") as compensation for distribution-related expenses or shareholder services. Platinum Class shares also are subject to an Administrative Services Plan, pursuant to which AMR is obligated to provide or oversee the provision of administrative services to the Platinum Class including, but not limited to, payments of fees for record maintenance, forwarding shareholder and Fund communications to the applicable broker-dealer firm, and aggregating and processing orders for the purchase and redemption of Platinum

         Class shares. As compensation for these services, AMR receives a fee of up to 0.55% on an annualized basis of the average daily net assets of the Platinum Class of the Funds.

                  5. CASH MANAGEMENT CLASS. Cash Management Class shares are offered to institutional investors, including investors using intermediary organizations such as broker-dealers, with a minimum initial investment of at least $25 million for the Money Market Fund and $2 million for the U.S. Government Money Market Fund. Cash Management shares are sold without the imposition of any sales charges and Cash Management Class shareholders do not incur any 12b-1 fees. Cash Management shares are subject to an Administrative Services Plan, pursuant to which AMR is obligated to provide or oversee the provision of administrative services to the Cash Management Class including, but not limited to, payments of fees for record maintenance, forwarding shareholder and Fund communications to the applicable broker-dealer firm, and aggregating and processing orders for the purchase and redemption of Cash Management Class shares. As compensation for these services, AMR receives a fee of up to 0.07% on an annualized basis of the average daily net assets of the Cash Management Class of the Funds.

                  6. SERVICE CLASS. Service Class shares are offered to all investors who invest through intermediary organizations, such as broker-dealers or third party administrators. Service Class shares require an initial minimum investment of $2,500 and are sold without the imposition of any sales charges. Shares of the Service Class, however, do incur charges of up to 0.25% of average daily Service Class net assets under a Rule 12b-1 plan. These 12b-1 fees are paid to AMR as compensation for distribution-related expenses or shareholder services. Service Class shareholders also incur a fee of 0.25% of average daily net assets for the servicing of shareholder accounts ("Service Class Service Fee").

B. EXPENSES. The expenses of the Funds that cannot be attributed to any one Fund generally are allocated to each Fund based on the relative net assets of the Funds. Certain expenses that may be attributable to a particular Fund, but not a particular Class, are allocated based on the relative daily net assets of that Class. Finally, certain expenses may be attributable to a particular Class of shares of a Fund ("Class Expenses"). Class Expenses are charged directly to the net assets of the particular Class and, thus, are borne on a pro rata basis by the outstanding shares of that Class.

         Examples of Class Expenses may include: (1) 12b-1 fees, (2) transfer agent fees identified as being attributable to a specific Class, (3) stationery, printing, postage, and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a Class, (4) Blue Sky registration fees incurred by a Class, (5) Securities and Exchange Commission registration fees incurred by a Class, (6) expenses of Administrative Services Agreements or Administrative Services Plans and other administrative personnel and services as required to support the shareholders of a Class, (7) trustees' fees or expenses incurred as a result of issues relating to one Class,
(8) accounting expenses relating solely to one Class, (9) auditors' fees, litigation expenses, and legal fees and expenses relating to a Class, and (10) expenses incurred in connection with shareholders meetings as a result of issues relating to one Class.

C. CLASS DIFFERENCES. Other than the differences discussed above, there are no material differences in the services offered each Class.

D. EXCHANGE FEATURES. Exchanges are generally not permitted between different Classes. However, each Class of shares offers exchange privileges within the Class, subject to certain minimum holding period requirements.


Dated: April 3, 1995, as amended and restated on August 21, 1995, December 1, 2001 and May 1, 2003.


                                      -3-